Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

The following communications are being filed in connection with the proposed business combination between Mylan N.V. and Upjohn Inc., Pfizer Inc.’s off-patent branded and generic established medicines business (the “proposed business combination”).

The below contains excerpts of portions of Mylan N.V.’s presentation at the Evercore HealthCONx Conference, held on December 3, 2019, that are related to the proposed business combination.

December 3, 2019 / 4:00PM GMT

CORPORATE PARTICIPANTS

Kenneth S. Parks Mylan N.V. - CFO

Rajiv Malik Mylan N.V. - President & Executive Director

CONFERENCE CALL PARTICIPANTS

Umer Raffat Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Analyst of Equity Research

QUESTIONS AND ANSWERS

Rajiv Malik - Mylan N.V. - President & Executive Director

The second, we are also taking this time, while I can — just give me one more minute on business transformation. So look into our SG&A investments. We have looked into SG&A investment from product-by-product basis, means which products respond to SG&A focus or which products are not responding to SG&A. And that also had helped us a little bit rationalize [investment] or increase of focus on certain products which are responding to. So that has seen a little bit of impact on lighter SG&A. And the third, we have also taken this opportunity to even rationalize our R&D pipeline. We didn’t see — I think that we have been now more prudent and diligent and not investing on the products if it doesn’t make sense from a return on investment point of view. So some of those rationalization has led to a lighter R&D spend.

Kenneth S. Parks - Mylan N.V. - CFO

So — can I add on to that? So just as you guys think about it, as you’re thinking about — as we’re going to come out with you — to you and talk to you about transformation and transformation-specific metrics that you think about building out as we move into 2020, then that will parlay into the Newco, Viatris. Just think about what Rajiv just said. So as you even saw the third results, one of the things that you saw was a little bit lighter SG&A than maybe everybody was anticipating. And gross margin is a little bit lighter than people were anticipating. But the bottom line being exactly where we thought it was going to be and maybe even a little bit better. Some of that, as Rajiv points out, is due to the fact that as we move from the beginning of the year through the end of the year, we’re actually starting to implement these initiatives, where we’re saying, okay, if the product isn’t responding to the sales and marketing investment or if we’ve now identified categories of product that are less responsive, we’re making adjustments in that investment level. So we’re confident in the bottom line. You may see a little bit of movement between lines on the SG&A and the gross margin. R&D we’ll continue to invest in at the, call it, 4.5%, 5.5% rate. But it may be prioritized a little bit differently.

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Umer Raffat - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Analyst of Equity Research

Got it. So as we think about the GAAP numbers post 2020, should we expect to sustain fairly positive GAAP EPS? Because restructuring is coming down and clean energy is coming down. I realize there will be some restructuring for Upjohn, but how should we think about that?

Kenneth S. Parks - Mylan N.V. - CFO

Yes, if you’re talking about Mylan stand-alone, because clearly, we’d want to look at Viatris separately as that business comes together and what is going to happen. Certainly, we would anticipate that the difference, the gap between GAAP to non-GAAP continues to mitigate as things go away like legal settlements because that’s one of the things between the 2; as you look at restructuring, which is one of the things between the 2; other variable items that are between the 2. We still on a GAAP to non-GAAP basis — and you asked about on the last earnings call, the depreciation and amortization, that continues to decline as the passage of time from the acquisition occurs. So based upon all those dynamics, GAAP to non-GAAP should get closer. Therefore, GAAP should be more positive on a consistent basis.

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Umer Raffat - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Analyst of Equity Research

Got it. Ken, when should we expect — what should we expect on guidance now going forward? Is there something coming at JP Morgan or something [that will be in the 4Q]?

Kenneth S. Parks - Mylan N.V. - CFO

It’s a fair question, and I appreciate you asking it because it — to set expectations, it’s a bit of a, we need to see how the timeline of the transaction moves.

Umer Raffat - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Analyst of Equity Research

Right.

Kenneth S. Parks - Mylan N.V. - CFO

So let’s say, right now, we’re anticipating the transaction to close sometime between the end of the first quarter of next year and the end of the second quarter of next year. There’s multiple moving pieces, including antitrust approval and all that process, which is in process, from our viewpoint, but it can take a certain amount of time, and it’s not all subject to our work, but it could be to the regulators. What all that means is that if we get to our typical timeline, call it, February, end of February 2020 when we would disclose our fourth quarter results and come out with our first look at 2020. If we, based upon that point in time, think that the deal is going to close on the later end of the timeframe I just gave you, we’ll probably give you some look on what Mylan stand-alone is at that point in time. We probably wouldn’t give you much on what Newco looks like. We may give you some additional pieces that we may have learned between now and then. So it’s going to be somewhat dependent upon — if we get February and the deal looks like it’s going to close relatively quickly, we’ll probably give you more guidance around Newco at that point in time.

Umer Raffat - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Analyst of Equity Research

But we shouldn’t expect — so there’s been conversations. This question is not on the pro forma guidance, but there’s been a lot of questions on whether pro forma numbers are really $19 billion to $20 billion or is it closer to $18 billion top line. And there was a lot of comments where Mylan has sort of hinted at a lot of things on the earnings call. But my question is, should we expect a meaningful update on that at JP Morgan? Or should we really wait for the earnings call?

Kenneth S. Parks - Mylan N.V. - CFO

I think we’ve got a way — I think we — as you can imagine, while the deal was announced July 29, there is a lot of activity going on right now, including looking at the markets, bringing the commercial teams together to assess markets. I think we need to learn more to tell you how definitively we’ll tell you something at JP Morgan versus end of February versus closer to the deal closing. So we’ll learn more to be able to give you more as soon as we reasonably can.

Umer Raffat - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Analyst of Equity Research

Sounds great. So next time is all China when we meet. Thank you, guys for being here.

Forward-Looking Statements

This transcript contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Newco”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer Inc. (“Pfizer”) (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards or on an adjusted basis; the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; uncertainties regarding future demand, pricing and reimbursement for our, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4 which includes a proxy statement/prospectus (the “Form S-4”), and Form 10 which includes an information statement (the “Form 10”), each of which has been filed by Newco with the SEC on October 25, 2019 and has not yet been declared effective. You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after the communications on this website are made.

Additional Information and Where to Find It

This transcript shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4 and Form 10 filed by Newco. The registration statements have not yet become effective. After the Form S-4 is effective, a definitive proxy statement/prospectus will be sent to the Mylan shareholders seeking approval of the proposed transaction, and after the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction, including a proxy statement of Mylan in definitive form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

This transcript is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019 and its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. Additional information regarding the interests of these participants can also be found in the Form S-4 and will also be included in the definitive proxy statement of Mylan in connection with the proposed transaction when it becomes available. These documents (when they are available) can be obtained free of charge from the sources indicated above.